United States securities and exchange commission logo





                           August 30, 2021

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corp. II
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corp. II
                                                            Draft Registration
Statement on Form S-4
                                                            DRS filed August 3,
2021
                                                            File No. 377-05305

       Dear Mr. Wasserman :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Q: WHAT WILL FATHOM EQUITYHOLDERS RECEIVE IN THE BUSINESS
       COMBINATION?, page 14

   1. Clause (a)(ii) of the answer to this question states "minus up to $25,000,000 to be contributed by Altimar
II to the balance sheet of Fathom OpCo." Clause (a)(iii)
                                                        states "minus up to
$42,000,000 to be used to pay down certain indebtedness of Fathom
                                                        OpCo." Disclose the
factors that will be considered in determining the actual amounts that Altimar will
contribute to the balance sheet of Fathom Opco and use to pay down
                                                        Fathom OpCo
indebtedness. Please also provide an estimate of transaction expenses referenced in clause
(a)(iv).
 Tom Wasserman
FirstName LastNameTom
Altimar Acquisition Corp. Wasserman
                          II
Comapany
August 30, NameAltimar
           2021         Acquisition Corp. II
August
Page 2 30, 2021 Page 2
FirstName LastName
2. Refer to clause (b) and the reference to "Allocation Schedule." With a view towards disclosure, please advise why the term is not defined in the prospectus and why such information is not material to a shareholder's investment decision. It appears that the
         Allocation Schedule will not be determined until closing of the business combination.
Sources and Uses of Funds, page 35

3. Disclosure in this section assumes no redemptions by Public Shareholders and also excludes impact of warrants and interest income on the Trust Account. Please supplement this disclosure to include a sensitivity analysis showing a range of sources and uses based on different assumptions.
The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 71

4. Disclosure in the first paragraph of this risk factor indicates that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum" for claims arising under the Securities Act.
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the disclosure to state that there is uncertainty as to whether a court would enforce this provision. Please make conforming revisions elsewhere in the prospectus where applicable.
Some of Altimar II's officers and directors may have conflicts of interest..., page 73

5. Please quantify any fees, out-of-pocket expenses and any loans extended for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the
         company   s officers and directors, if material.
Altimar II's shareholders will experience dilution..., page 75

6.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Pursuant to the Tax Receivable Agreement, Fathom will be required to make payments to
Blocker TRA Parties and Exchange TRA Parties..., page 79

8. Disclosure in this risk factor indicates that Fathom expects that the payments it will make under the Tax Receivable Agreement will be "substantial" and could have a "material
 Tom Wasserman
FirstName LastNameTom
Altimar Acquisition Corp. Wasserman
                          II
Comapany
August 30, NameAltimar
           2021         Acquisition Corp. II
August
Page 3 30, 2021 Page 3
FirstName LastName
         adverse effect" on Fathom   s financial condition and that the amount
and timing of any
         payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the
         amount and timing of the recognition of Fathom   s income. Please
quantify the range of
         potential payments by including a sensitivity analysis showing a range of payments based on enumerated assumptions related to the above factors.
Background of the Business Combination , page 92

9. Disclosure on page 95 indicates that on June 21, 2021, Altimar II entered into an engagement letter with J.P. Morgan and Stifel, which provides that
J.P. Morgan   s Equity
         Capital Markets Group and Stifel will serve as co-placement agents in connection with the
         PIPE Investment. With a view towards risk factor disclosure, please advise what conflicts of interest may exist or arise as a result of J.P. Morgan's and Stifel's relationship with
         Fathom OpCo as financial advisors with respect to the Business Combination and such advisors' status as co-placement agents in connection with the PIPE Investment.
Altimar II's Board of Directors' Reasons for Approval of the Business Combination, page 97

10. With a view towards disclosure, please advise what consideration the parties gave to
         disclosing the Fathom OpCo   s management projections given that the
Board reviewed
         such projections before reaching its decision. In responding to this comment, please advise why the parties believe such disclosure is not necessary for investors to make a reasonably informed voting and investment decision, including such investors' assessment of the Board's recommendation as well as the consideration to be paid in the business combination. We may have further comment.
Unaudited Pro Forma Combined Financial Information, page 170

11. We note no reference to a pro forma balance sheet and pro forma interim statement of operations in your introductory paragraphs. Please revise the section to include the formatted tables and address the basis on which you will present that information in your introductory paragraphs. Otherwise, please advise us. Refer to Rule 11-02 of Regulation
         S-X.
12.      We note from your introduction and on page 5 that you define "Fathom
OpCo" to
         mean Fathom Holdco, LLC. Similarly on page 5 you define "Fathom" as the combined company following the consummation of the Business Combination, and its consolidated subsidiaries. However, in MD&A and other sections, including the discussion of pro forma results, you appear to give different meanings to the same terms. For example, in
         MD&A it appears that you use "Fathom" to mean Fathom Holding LLC and in the
         Executive Compensation section you use "Fathom Group" to refer to the same entity. Further, on the pro forma tables on pages 225 you include a column for Fathom
         Holdco, LLC as well as another column that appears to be adjusting for results of Fathom
 Tom Wasserman
FirstName LastNameTom
Altimar Acquisition Corp. Wasserman
                          II
Comapany
August 30, NameAltimar
           2021         Acquisition Corp. II
August
Page 4 30, 2021 Page 4
FirstName LastName
         OpCo. Please revise to clearly define the terms you are using for these entities and to consistently use them as defined throughout the document.
13. We note differences between the 2020 Pro Forma Fathom OpCo amounts presented on page 176 and the 2020 Pro Forma results for Fathom OpCo presented in the table on page
         224. Please reconcile for us the differences in the amounts and explain why such differences are appropriate. Otherwise, revise the filing to eliminate the inconsistency.
Voting Restrictions in Connection with Shareholder Meeting, page 180

14. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Non-GAAP Information
Adjusted EBITDA, page 209

15. We note from the Statements of Cash Flows on page F-23 that Fathom OpCo reported a change in fair value of contingent consideration in both 2020 and 2019. Please explain to us why you have only adjusted for the 2020 amount in your reconciliation to net loss. In addition, revise footnote (2) to your reconciliations on pages 41 and 209 so that they are consistent, or advise us. Further, please provide us with an itemized list of the type of costs and related amounts included in the 'Other non-operating costs' adjustment for each of 2020 and 2019.
Critical Accounting Policies and Use of Estimates
Revenue Recognition from Contracts with Customers, page 219

16. You disclose here that on January 1, 2019, the company adopted ASC 606, Revenue from
         Contracts with Customers, using the modified retrospective approach and that the adoption of ASC 606 did not have a material impact on your Consolidated Financial
         Statements. Please reconcile these disclosures with those on page 222 indicating that during the year ended 2020, the company adopted the FASB Accounting Standards
         Update 2014-09, Revenue from Contracts with Customers. Otherwise, revise the filing to eliminate this inconsistency.
Financial Statements, page F-1

17. Please update your financial statements to comply with the requirements of Rule 3-12 of
         Regulation S-X.
Report of Independent Accounting Firm, page F-18

18. We note the auditor's report on the consolidated financial statements of Fathom Holdco,
         LLC has not been dated with regard to the Note 19, Segments. A signed, dated, and unrestricted auditor s report must be included in the filing prior to effectiveness. See Rule
         2-02 of Regulation S-X.
 Tom Wasserman
FirstName LastNameTom
Altimar Acquisition Corp. Wasserman
                          II
Comapany
August 30, NameAltimar
           2021         Acquisition Corp. II
August
Page 5 30, 2021 Page 5
FirstName LastName
Revenue, page F-38

19. In the risk factor on pages 55-56, you refer to possible increases in your warranty costs.
         Please revise to provide the disclosures required by ASC 460-10-50-7 and 50-8 relating to the warranties you provide to customers, including a roll forward of your product warranty liability activity for each period presented. Segment Reporting, page F-51

20. We note from page F-31 that the primary reason for your 2019 acquisition of ICO Mold
         was to both expand the company   s capabilities into injection molding
with high-quality
         manufacturing and industrial technology companies in North America and expand manufacturing capability in China. On page F-24 you identify Shenzhen, China as one of your principle areas of operations. Please describe to us the nature and size of your operations in China. Tell us how you considered those operations in concluding that the geographic area disclosures called for by ASC 280-10-50-41 were not required.
21. Please briefly describe to us the change in segments referenced in the dual dating of your auditor's report.
Exhibits

22. Please file the exhibit required by Item 601(b)(8) of Regulation S-K. In this regard, we
         note the disclosure that the parties    intend    to have the merger
qualify as a reorganization.
         If counsel cannot provide a    will    opinion regarding the tax
consequences of the
         transaction, it should explain the reasons for the uncertainty and the disclosure should describe the risks to investors.
General

23. Please disclose in the Questions and Answers and prospectus summary that the CORE
         Investors will have the ability to influence your business and affairs through their beneficial ownership of approximately 45% of your Class A common stock and Class B common stock, and that you will enter into an Investor Rights Agreement with the CORE
         Investors which will provide for an initial eleven-person board of directors, consisting of ten individuals to be designated by the CORE Investors, and one independent director to be mutually agreed by the CORE Investors and the Sponsor. Disclose that the CORE
         Investors will have certain continued nomination rights for a number of directors ranging from the majority of the board of directors to one director. Revise the diagram on page 28 to show how the CORE Investors factor into the Post-Combination Fathom Structure and include percentages of ownership for each of the parties represented in the diagram.
24. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
 Tom Wasserman
Altimar Acquisition Corp. II
August 30, 2021
Page 6
25. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
26. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
27. Please revise the conflicts of interest discussion so that it highlights all material interests
      in the transaction held by the sponsor and the company   s officers and
directors. This could
      include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
28. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
29. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
30. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.
       You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.



                                                              Sincerely,
FirstName LastNameTom Wasserman
                                                              Division of
Corporation Finance
Comapany NameAltimar Acquisition Corp. II
                                                              Office of
Manufacturing
August 30, 2021 Page 6
cc:       Raphael Russo
FirstName LastName